Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

June 2, 2005 Conference Call Script

Barbara Doyle, Moderator

[Slides 0 — 2]

Good afternoon to everyone calling in from Europe, and good morning to everyone in the US.  Thank you for joining us today.

With me on today’s call are:

Richard Lawson, Chairman of Lawson Software and Co-chair designate of the new Lawson.  Richard will cover the strategic positioning for our new, combined company.

Romesh Wadhwani, Chairman of Intentia International and Co-chair designate of the new Lawson.  Romesh will discuss the market opportunity for our new, combined company.

Bertrand Sciard, President and CEO of Intentia International and Chief Operating Officer designate for our new company.  Bertrand will highlight the value to customers of this transaction.

And Bob Barbieri, Chief Financial and Performance Officer of Lawson and Chief Financial and Performance Officer designate for our new company.  Bob covers the terms of the deal and the financial value of the combination.

Romesh will close the call with a summary of the benefits of this combination before we open the call up to your questions.

Please note that we will use the powerpoint presentation accompanying our webcast to facilitate the call.  You can also access the powerpoint slides on our website at www.lawson.com or www.intentia.com.

Before we begin the call, let me cover the safe harbor statement [READS].

Thanks again for joining us today, and now let me introduce our first speaker, Richard Lawson.

Richard Lawson

[Slide 3]

Thank you, Barbara.  It’s a pleasure to be here today to review this milestone agreement with Intentia International. Some might say that Romesh and I are the elder statesmen of the technology industry, given that we have about 60 years of experience between us.

I’d say we’re putting those decades of knowledge and expertise to good use in what we’re announcing today. And that is, providing new energy to our two companies — Lawson and Intentia — and presenting a vision to create the largest software provider dedicated to the mid-market customer segment and providing them with a comprehensive ERP portfolio.

This market is underserved. This market is growing. This market is global. And this market is waiting for the right company to come forth and present a compelling proposition that recognizes and addresses the needs of these companies.

The big ERP players aren’t doing it. The small ERP players can’t do it. Lawson and Intentia, as one company, can do it.

Today’s announcement is about two companies coming together at the right time for the right reasons. And the announcement reflects many months of thorough and diligent discussions among many Lawson and Intentia people. A heartfelt thank you to all of you for your contributions in making this day happen. I also extend my personal thanks to your families for supporting you through this process.

I’ll begin on [Slide 4.]  This combination is different from the software consolidation moves that have typified our industry of late.

This is a powerful combination of two very complementary companies that will have the financial scale, product and industry scope, and geographic breadth to be strong global competitor.

By complementary, I mean there is little overlap in our products, our customers, our industry focus or our geographies. Whatever gap Lawson or Intentia may have had as separate companies is now filled in or expanded from this combination.

For instance, Lawson provides financial, HR, procurement and retail solutions. Intentia provides manufacturing, distribution and maintenance applications. Lawson does most of its business in the US. Intentia in Europe and Asia Pacific.

Lawson’s industry focus is healthcare, retail, government, education, and financial services. Intentia’s is fashion, food and beverage, wholesale, asset-intensive and manufacturing areas.

•                  . . . The Lawson brand will carry forward.

•                  . . . St. Paul, Minnesota, will remain our headquarters with our international operations based in Stockholm.

•                  . . . And we will continue being listed on the Nasdaq National Market.

On [Slide 5,] I’ll highlight our strengths as a new, combined company will center on our customers, products, market size, leadership and reach. To highlight:

•                  Customers: We will serve more than 4,000 unique customers worldwide.

•                  Software: Our broad product portfolio will encompass ERP, enterprise performance management, supply chain, enterprise asset management, and CRM applications.

•                  Market size: Our addressable market expands from $1 billion to nearly $6 billion.

•                  Scale: We will be the largest software provider dedicated to the mid-market, with the ability to scale to the largest enterprises.

•                  Reach: We will be in more than 40 countries worldwide and 40 plus languages. And . . . our vertical markets will now span across multiple sectors.

One advantage we have in combining our two companies is the common approach Lawson and Intentia have had toward product architecture. We depict this graphically on [Slide 6.]  This approach is based on platform independence. Key themes of this shared approach include:

•                  Multi-tier architecture

•                  Open architecture

•                  100% web deployable

•                  Scalable

•                  High availability

•                  And low total cost of ownership

In addition, given that Intentia and Lawson are among the top IBM eServer partners in the world, this shared vision going forward includes using open middleware standards, as we depict on [Slide 7.]

Major benefits in this approach include:

•                  Investment Protection

•                  Standards Based

•                  IBM Centric Middleware (via standards based architecture)

•                  Low Total Cost of Ownership

To sum up my view, I’ll note that our two companies have been delivering value to customers for more than 20 years.

In fact, we are celebrating Lawson Software’s 30th anniversary of serving customers this week — June 4, to be exact.

Our respective customers know that our companies are built by people they can trust.

We’re committed to serving clients, and we scale to meet the needs of the largest clients, we have particular expertise in meeting the needs of clients in the mid-market.

Intentia’s strong customer support mirrors Lawson’s client manifesto, which we will continue…

We’ve stressed innovation by being architects of our own products and pioneers in open standards, including Lawson’s announcement of Landmark at our client conference in May . . .

Our customers also know the depth of our experience in serving our industries and the mid-market, which we will bring together in the new entity. I’m also pleased to have Romesh join me as co-chair of the new Lawson. We share a vision and a passion for the opportunities of our new company.  So now, let me turn the call over to Dr. Romesh Wadhwani…..

Romesh Wadhwani

[Slide 10]  Good day to everyone.

Thank you, and my thanks to Richard for his kind words.  I am also very pleased to be announcing this combination of Intentia and Lawson.  There is a unique fit between these companies, and Richard and I share a common vision for our future together.  Richard and his team are well-respected, and we will indeed do great things together.

I would like to expand on Richard’s overview, with a few words specifically about the market opportunity for our new company. The combination of the two companies, and the shared vision underlying their technology platforms, instantly creates a company with a reach far broader than either company alone.

As noted on [Slide 10,] The combined product set will provide an incredibly rich set of enterprise capabilities to customers in both the mid-market as well as the largest enterprises.

The foundation is core enterprise applications for managing customers and suppliers, financials, human resources, manufacturing and the supply chain, and asset management that are relevant to customers in all industries.

On top of this is a full range of industry-specific solutions, across a broad range of manufacturing and service industries, ranging from wholesale distribution to government and education.

Finally, there will be products that specifically target value-generating opportunities for customers in such areas as enterprise performance and business intelligence. These are all applications that can be implemented as a suite, or individually.  They are ‘loosely coupled’ in industry terms, sharing a service-oriented architecture and a commitment to open standards.

Moving to [Slide 11,] this broader, deeper, richer product set greatly expands the new company’s addressable market.  We estimate that the new Lawson will have an addressable market of approximately USD 5.8 billion in the year in terms of license revenue, compared to an addressable market of each company alone of about USD 1 billion.

The market opportunity together is multiplicative, because—in addition to the expanded product portfolio—we are gaining scale that reduces customer risk and makes us more attractive to larger customers, new vertical markets, extensive opportunities for cross-selling applications, and an expanded geographic footprint.

[Slide 12] depicts the broad global reach of our combined operations.

The new company will have the operational infrastructure to serve customers around the world.  As Richard noted, the new Lawson will have operations in more than 40 countries, with a balanced mix of revenues.  Based on current business models, we expect approximately 45 percent of revenues will come from the US, about 45 percent from Europe, and 10 percent from the high growth Asia-Pacific region, which is a critical market for us.

[Slide 13] shows another important—very important—element in this mix.  Industry analysts are united in believing that the great growth opportunity in the ERP industry lies in the mid-market customer segment.  The large corporate tier of the market spectrum is effectively saturated.  This has already resulted in the consolidation of the providers to this segment.

The mid-market, however, is a different story.  The growth potential is now.  A large fraction of mid-market organizations have yet to adopt integrated ERP solutions.  This is true both in the developed country markets across a wide variety of industries, and is particularly true in countries such as China.

At the same time, the providers to the mid-market are still highly fragmented.  The company that succeeds in unifying this market segment will reap dramatic rewards.

When my company, Symphony Technology Group, first decided to invest in Intentia, in December 2003, it was precisely because we saw Intentia’s potential in this regard.  Lawson Software has also built a strong core business and capabilities targeted to meet the unique needs of the mid-market.

The combination of Intentia and Lawson is an unprecedented opportunity for capturing the mid-market.

We expect that the combined company will generate approximately three-quarters of its revenues in this segment, which we define as organizations with revenues of between USD 250 million and USD 1 billion per year.

Even though we are in the process of reconciling Intentia financials from Swedish GAAP to US GAAP in order to provide pro-forma financial figures, it’s clear that the new company will be the largest ERP provider in this tier of the market.

In most of the specific verticals that are part of our target market, we will also be larger than either SAP or Oracle. I truly believe that this is an unprecedented opportunity to take the leadership of the mid-market, and to provide customers a compelling new choice.

My colleague Bertrand Sciard will now expand on the customer benefits of the merger.

Thank you for your time.

Bertrand Sciard

Thank you, Romesh.  And good afternoon to our audience in Europe, and good morning to participants from the United States.

Providing customers a new choice that meets their needs better is, in fact, the major driver of this merger. We—both Intentia and Lawson—are fundamentally committed to generating positive customer results.  We know the needs of mid-market customers, and we design our products accordingly.

As we describe on [Slide 15,] the new Lawson Software offers these customers an alternative that requires no compromise in terms either of global service and support or the strength of our solutions.

Let me note several points in this regard.

First is the scope of our enterprise applications.  We will be able to offer the rich functionality that companies need across all their application requirements, as Romesh has already described.

Second, we will offer a shorter timescale for implementation.  Our applications are pre-configured with the specific industry functionality that customers in different sectors need.  Our implementation time frames can be measured in months, not the years frequently required by our largest competitors.

Third, our solutions do not require the substantial internal IT staffs required to maintain the largest ERP solutions.  They make a low demand on scarce customer resources.  This greatly reduces the true total cost of ownership.

This also reduces the cost of making changes, increasing the flexibility of our applications compared to the largest ERP solutions.  And, in most cases, the solutions offered by companies that cater to smaller organizations lack the ability to expand and adapt, as organizational needs grow and change.  This is my fourth point.

Fifth, unlike small business solutions, the new Lawson solutions are scaleable to many thousands of users, allowing the software to grow with the business and, indeed, to meet the needs of the largest organizations.

Finally, we are the low risk alternative.  The new Lawson solutions can be implemented without the dangers of a big bang approach that can disable a business, or the risk encountered with small business solutions of having to deal exclusively through resellers.

That is the good news for customers from the product side.  As we depict on [Slide 16,]

the combination of Lawson and Intentia to create the new Lawson also is good news for customers in other respects.

Customers’ existing investments in Intentia and Lawson products are secure.  We are committed to support and develop all core applications offered by either company for at least five years.

The combined company will have greater capability to continue to develop product enhancements and new applications.  Doubling our size strengthens our ability to invest in further development of our applications and to provide comprehensive customer service.

As Richard and Romesh described, we will have a wider and deeper product set for all our customers.  Together, Intentia and Lawson can serve more customers with more solutions throughout the world.

And finally, by combining forces we will have the increased scale to be a long-term competitor in the industry.  Our customers will know that we are fundamentally committed to their market, today and for the future.  We are their low risk alternative.

The merger we are announcing today creates a more compelling value proposition for both existing and new customers.

Thank you, and now let me turn the call over to Bob Barbieri to discuss the transaction itself and the shareholder value creation opportunities created by this combination.

Bob Barbieri

Thank you, Bertrand, and hello to everyone on the call. I certainly know most if not all of our Lawson investors and analysts, and look forward to meeting Intentia’s investors and analysts soon.

This combination is an important strategic combination, with little overlap in products, industries, customers or geographies.  The strategic fit provides clients with a compelling alternative from a financially strong competitor.  This combination strengthens our company across the board.  I’ve personally spoken to dozens of companies wanting to combine with Lawson, and this is the combination that pretty quickly made a great deal of sense.  The more we talked, the more evident the possible synergies became.  I am very pleased to be able to announce this agreement between our two companies.

Now let me summarize the terms of the deal that you will find on  [Slide 18 & 19.]    This is an all stock transaction valued at approximately $480 million based on the May 31, 2005 closing price and currency rates.  This value is approximately 1.2 times Intentia’s fiscal 2004 revenues.

Under the offer, Lawson will issue approximately 81 million shares to swap .4519 shares of Lawson stock for every Intentia Series B share, and .5061 shares of Lawson stock for every Intentia Series A share.  The resulting in an ownership split for the new company is approximately 57 percent Lawson and 43 percent Intentia.

We are moving quickly but diligently to complete our S-4 proxy filing, which is the next significant leg in this journey after today’s announcement.  We expect to file the S-4, which will contain pro-forma/combined financials, details and findings, during July.  We certainly expect to be able to close the transaction by December 31, 2005 but are aggressively moving to close the transaction sooner.

The deal is subject to shareholder approval as well as all of the customary legal and SEC approvals.

The combined company will carry the name Lawson Software and will be continue to be traded on the Nasdaq under L-W-S-N, and plan to have a secondary listing on the O list on the Stockholm exchange per their exchange requirements.

We have today announced a strong senior leadership team that represents both companies, including Richard Lawson and Romesh Wadhwani as co-chairs, Harry Debes as CEO, Bertrand Sciard as COO, and I will continue in the role of Chief Financial and Performance Officer.

The board for the new company will also be a strong, combined board with 9 total directors:  3 directors from Lawson’s current board, 3 directors from Intentia’s board, Harry Debes, CEO of the new company, and 2 new directors to be appointed.

As you have already heard, this is a substantially sized company approaching $1B in revenues, 3500+ employees worldwide, and 4,000 customers in 40 countries.  Our corporate headquarters will remain in St. Paul, with international operations in the Stockholm area.

The process of reconciling Intentia’s historical results from Swedish GAAP to US GAAP in under way.  That reconciliation and baseline on US GAAP will provide us not only with a pro-forma historical statement, but also with a strong baseline to finalize our forward-looking expectations.

The financial profile of the two companies is on [Slides 20 & 21.]  The first thing you will notice is the comparable size in terms of revenue with Lawson at $364 million for our last reported fiscal year and Intentia at approximately $406 million for their last reported fiscal year.  I would also point out that both of our companies have already done a good job over the last 12 months of reducing costs and improving underlying profitability.  The operating and net income numbers shown include some substantial charges for severance and facility consolidations for Lawson and SEK 204 million for Intentia.

Our balance sheet would be very strong on a combined basis with more than $275 million in cash and less than $50 million in debt.

We see a tremendous formula for profitable growth in this combination as we describe on [Slide 22……]  Once the integration is completed, the new Lawson Software will be on a fast track to profitable growth.  Our formula for a sustained growth in profits as a function of four factors.

The combination of the two companies by itself will create opportunities for significant revenue growth.  Lawson’s strong presence in the U.S. opens the door for penetration of Intentia’s manufacturing applications in this market.  Likewise, we are opening a door for rapid growth of Lawson’s applications for the service industry in Europe, where Intentia is already the second largest ERP vendor.

The new Lawson will have the scale to continue to invest in product development and innovation in an efficient and effective manner through the development groups in St. Paul, in Sweden and through our offshore development business partners.  This will keep us at the top of the industry.  And we will also be able to have more effective marketing than either company alone to better reach our target market.

Third, we will continue the strong commitment to cost control and operating efficiency that each of the companies individually has made in the recent past.  The progress that Lawson and Intentia have made in reducing costs shows that they are serious about taking the measures to ensure operating efficiency.  We do certainly anticipate short-term G&A costs to build the global processes at a SOX 404 level, but I have the utmost confidence in our Lawson team as well as the Intentia team in our ability to implement world-class processes.

Finally, as we have noted, the nature of the two organizations means that the costs of integration will be minimal, and can be done quickly.

Overall, our current expectations are that this transaction will be accretive to earnings in the first year after the close of the transaction.   We will provide more financial guidance and expectations when we get our pro-forma financials reconciled — around the time of the S-4 filing in July.

Thank you all again for joining us today, and now let me turn the call back over to Romesh for some closing comments.

Romesh Wadhwani

[Slide 24]

In closing this conference call on behalf of all my colleagues today, allow me to say that the boards of directors and the senior management teams of both companies strongly believe that the new Lawson Software is a winning combination.

We understand the unique needs of the mid-market segment.  Together, we will have a broad and complementary offering of products and services, as well as the unmatched experience of our people.  This will make the new Lawson the right choice for the customers worldwide, with proven success in the global mid- market.

Lawson and Intentia complement each other perfectly.  Together, we will have a powerful product offering and true global reach.  We share a common business culture, centered on delivering positive customer results, and a shared technology vision.

Together, we multiply the addressable target market to include almost all industry segments reaching across mid- and large-size organizations.

And finally, we will have the scale and financial strength to compete effectively in a consolidating industry, while generating rapid increases in profitability.

Combining Intentia and Lawson to create the new Lawson Software creates a compelling choice for customers, for investors, and for the employees of both organizations.

Thank you.

Barbara Doyle, Moderator

Thank you, Romesh.  This concludes our formal presentation.  We will now open the call to questions from the audience.  We will take as many questions as time allows.

Operator, could you please open the call to questions from our audience, and let me remind you to please note if your question is directed to a specific speaker.

Operator

[Assembles question queue.]

Additional Information And Where To Find It

Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson  pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.